SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

November 13, 2006

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$11.2 million for the Third Quarter of 2006

Financial Highlights:

•

Net Income for the third quarter totaled US$11.2 million, up 26% from the second quarter, driven by increased Operating Income (1) and a higher reversal of provisions for credit losses.  Year-to-date, Net Income was US$36.8 million, down 42% from the previous year, due to lower credit provision reversals, as the Bank has collected 92% of its restructured portfolio.

•

Operating Income for the third quarter totaled US$8.7 million, up 19% from the previous quarter, reflecting increases in net interest income and fee income, as well as improving Treasury results.  Year-to-date, Operating Income was US$25.2 million, up 27% from the same period of last year.

•	Fee income for the quarter grew by 35% on a sequential basis, to US$1.7 million, and 13% year-on-year.
(1) Operating Income refers to net income excluding reversals of provisions for credit losses and recovery of impairment losses on securities.

Panama City, Republic of Panama, November 13, 2006 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the third quarter ended September 30, 2006.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$million, except percentages and per share amounts)	9M05	9M06	3Q05	2Q06	3Q06

Net Interest Income	$32.8	$42.1	$11.7	$14.9	$15.6
Operating Income	$19.9	$25.2	$7.2	$7.3	$8.7
Net Income	$63.7	$36.8	$19.9	$8.9	$11.2
EPS (2)	$1.65	$0.99	$0.52	$0.24	$0.31
Return on Average Equity	13.6%	8.4%	13.0%	6.2%	7.9%
Tier 1 Capital Ratio	38.2%	27.3%	38.2%	28.9%	27.3%
Net Interest Margin	1.68%	1.76%	1.78%	1.87%	1.78%
Book Value per common share	$16.00	$15.55	$16.00	$15.29	$15.55

(2) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Chief Executive Officer of Bladex, stated the following regarding the quarter’s results:

“The figures for the third quarter speak for themselves; it was an all-around solid performance.  More significantly, the results confirm and strengthen the positive trend in our financial performance, as we execute the strategy that we outlined two years ago.

Our revenue is now diversified across an expanding suite of products and clients, geared towards a growing corporate segment and proprietary Treasury operations.  The expansion of our intermediation business is yielding particularly promising results, as the commercial portfolio continues to grow an average rate of close to 20% p.a.  As we grow, we continue managing risk based on a sound and flexible portfolio, 80% of which remains trade financing in nature, while 77% matures within the next 12 months.

During the fourth quarter, we expect to book our first cross border leasing transactions, yet another niche where we enjoy competitive advantages in terms of origination and risk management, and which allows Bladex to support a growing need on the part of our clients for specialized financing.

In summary, our efforts remain focused on sustaining the growth in Operating Income and on gaining further efficiency, with the ultimate aim of improving ROE levels.”

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the treasury function, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex
 Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through September 30, 2006, Bladex had disbursed accumulated credits of over US$142 billion.

Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com.  A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Mr. Carlos Yap, Chief Financial Officer
Tel. No. (507) 210-8563, e-mail: cyap@blx.com,
-or-
Investor Relations Firm
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on November 14, 2006, at 11:00 a.m., New York City time.  For those interested in participating, please dial (888) 335-5539 in the United States or, if outside the United States, (973) 582-2857.  Participants should use conference ID# 8074729, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.blx.com.

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